SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Report on Form 6-K dated May 2, 2002

Commission File Number 0-29514

Esat Telecom Group ~~Limited~~ PLC

(Translation of Registrant's Name Into English)

1 Grand Canal Quay
Dublin 2
Ireland

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☑

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b).)

Enclosure: Quarterly report for the period ended December 31, 2001

ESAT GROUP LIMITED

Form 6-K

31 December 2001

1 Grand Canal Quay
Dublin 2
Ireland

Phone: 353-1-432-5000
Fax: 353-1-432-5800

PART 1

ITEM 1. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In this report, "we", "our", "the Company", "the Group", "Esat Group" and "Esat" refer to Esat Group Limited (formerly Esat Telecom Group plc) and its consolidated subsidiaries, except where otherwise stated.

The following is a discussion and analysis of the historical Irish GAAP financial condition and results of operations of the Group and factors affecting the Group's financial resources. This discussion should be read in conjunction with the Group's summary consolidated financial statements, including the notes thereto.

The 3 months ended 31 December 2001 is referred to as "Q3 2001" in the analysis below. The 3 months ended 31 December 2000 is referred to as "Q3 2000".

The 9 months ended 31 December 2001 is referred to as "Q1-Q3 2001" in the analysis below. The 9 months ended 31 December 2000 is referred to as "Q1-Q3 2000".

The key highlights are as follows:

		3 months ended 31 December 2001	3 months ended 31 December 2000	9 months ended 31 December 2001	9 months ended 31 December 2000
Turnover	(€m)	63.6	52.5	193.4	145.8
Gross Profit	(€m)	18.5	19.1	58.0	52.0
Gross Profit %		*29.1%*	*36.4%*	*30%*	*35.7%*
EBITDA loss	*(€m)*	(13.4)	(6.5)	(31.2)	(15.2)
Group operating profit/(loss) including associate undertaking		(47.7)	(32.7)	599.6	(77.1)
Billable Minutes (millions)		417	308	1,095	821
Customer Numbers – corporate (period end)				17,708	17,275

Three months ended 31 December 2001 and 2000

Turnover

Turnover increased by 21% to €63.6 million in Q3 2001 from €52.5 million in Q3 2000. The increase was partially due to the inclusion of Ocean turnover (€6.8 million) and this accounts for a 13% increase over Q3 2000. An increase in corporate data and internet and switched sectors, with billable minutes increasing 35% from 308 million in Q3 2000 to 417 million in Q3 2001 combined with price reductions of 8% to 10% gave rise to the remaining increase of €4.3million (an 8% increase from Q3 2000).

Gross Profit

Gross profit percentage decreased by 7% to 29% in Q3 2001 from 36% in Q3 2000. The reduction is attributable to:

- Price reductions of 8% to 10%, which came into effect on switched traffic from 1 April 2001.
- The proportion of lower margin switched traffic increased in Q3 2001 to 52% of total revenue compared to 47% in Q3 2000.
- An increased proportion of the switched traffic in Q3 2001 came from wholesale traffic, which has lower margins than retail traffic.
- Additional network costs relating to Ocean acquisition have reduced overall margin

Selling, General and Administration Expenses

Selling, general and administration expenses increased by €6.3 million (a 24% increase over Q3 2000) to €31.9 million in Q3 2001 from €25.6 million in Q3 2000. €3.2 million of this increase was accounted for by the acquisition of Ocean. Included in the remaining increase of €3.1 million were once-off costs incurred relating to euro compliance of information systems totaling €1.9 million and voluntary redundancy costs of €0.5 million. Higher payroll costs and accommodation costs account for the balance of the increase.

Earnings Before Interest, Tax, Depreciation and Amortisation ("EBITDA")

As per the points noted above, total EBITDA loss for Q3 2001 was €13.4 million compared to a loss of €6.5 million in Q3 2000 .

Depreciation and Amortisation

Depreciation and amortisation expense increased by €12.9 million to €34.3 million in Q3 2001 from €21.4 million in Q3 2000. €11.8 million resulted from the acquisition of Ocean. The remaining increase of €1.1 million is due to increased capital investment in rolling out national network and upgrading of network capacity since Q3 2000.

Group Operating Loss

Group operating loss (after depreciation and amortisation) was €47.7 million in Q3 2001 as compared to €27.9 million in Q3 2000. Ocean contributed €14.5 million of this increase while the reduction in gross margins and higher operating expenses, primarily accounts for the remaining increase in operating loss.

Net Interest

Interest income of €0.145 million in Q3 2001 decreased from €6.4 million in Q3 2000 as a result of the reduction in the level of investments in restricted securities from €20.37 million at 31 December 2000 to nil at 31 December 2001. Interest expense was €21.5 million in Q3 2001 compared to €21.3 million in Q3 2000.

Profit/(loss) for the Financial Period

Loss for the financial period was €74.6 million in Q3 2001 compared to a loss in Q3 2000 of €29.2 million. The increase in this loss is primarily accounted for by:

- Additional operating expenditure of €6.3 million as detailed above (€3.2 million due to Ocean);
- Depreciation charge increased by €12.9 million (€11.8 million due to Ocean);
- Exchange losses in the current quarter of €5.5 million compared to a gain of €20.9 million in the comparative quarter, a negative variance of €26.4 million.
- Interest income has decreased by €6.2 million.

Following the sale of the associated undertaking, Esat Digifone limited ("Digifone"), in Q2 2001, no share of its profits/losses have been included in this quarter. In Q3 2000, Esat recorded a loss of €7.1 million related to Digifone (€4.7 million share of operating losses and €2.4 million share of interest payable).

Nine months ended 31 December 2001 and 2000

Turnover

Turnover increased by 32.6% (IR£47.6 million) to €193.4 million in Q1-Q3 2001 from €145.8 million in Q1-Q3 2000. The inclusion of Ocean added €21.3 million to turnover from the date of acquisition (10 May 2001). The increase in the customer base in both the non-switched and switched sectors with billable minutes increasing 33% from 821 million in Q1-Q3 2000 to 1,095 million in Q1-Q3 2001, combined with price reductions of 8% to 10%, gave rise to the remaining increase of €26.3 million (an 18% increase from Q1-3 2000).

Gross Profit

Gross profit percentage decreased by 5.6% to 30% in Q1-Q3 2001 from 35.6% in Q1-Q3 2000. The reduction is attributable to:

- Price reductions of 8% to 10%, which came into effect on switched traffic from 1 April 2001.
- The proportion of lower margin switched traffic increased in Q1-Q3 2001 to 51% of total revenue compared to 45% in Q1-Q3 2000.
- An increased proportion of the switched traffic in Q1-Q3 2001 came from wholesale traffic, which has lower margins than retail traffic.
- Additional network costs relating to Ocean acquisition have reduced overall margin.

Selling, General and Administration Expenses

Selling, general and administration expenses increased by €22.2 million (a 33% increase over Q1-3 2000) to €89.3 million in Q1-Q3 2001 from €67.1 million in Q1-Q3 2000. €10.1 million of the increase is due to the acquisition of Ocean. The remaining increase of €12.1 million (an 18% increase over Q1-3 2000) is primarily accounted for by the items below (miscellaneous cost savings brought the increase back to €12.1 million):

- Additional payroll costs of €10.2m, due to salary increases and cost of staff incentive scheme.
- Once-off euro conversion costs €2.2m.
- Voluntary redundancy costs of €0.5m.

Turnover increased by 18% in Q1-Q3 2001 (excluding Ocean) over the corresponding period in 2000.

Earnings Before Interest, Tax, Depreciation and Amortisation ("EBITDA")

Total EBITDA loss for Q1-Q3 2001 was €31.2 million compared to a loss of €15.2 million in Q1-Q3 2000, as a result of the acquisition of Ocean (€3.1 million) the fall in gross profit percentage (which resulted in a reduction on €0.8 million while turnover increased by €26.2 million) and the increase in selling, general and administrative expenses due to the growth in the business from Q1-Q3 2000.

Depreciation and Amortisation

Depreciation and amortisation expense increased by €38.6 million to €97.0 million in Q1-Q3 2001 from €58.4 million in Q1-Q3 2000. Ocean contributed €30.2 million of this increase (€21.5 million amortisation on goodwill associated with its acquisition and €8.7 million in depreciation). The remaining increase of €8.4 million is due to the additional capital invested since December 2000.

Group Operating Loss

Group operating loss (after depreciation and amortisation) was €128.2 million in Q1-Q3 2001 as compared to €77.2 million in Q1-Q3 2000. Ocean contributed €33.4 million of this increase. The remaining increase of €17.6 million in the group operating loss position is primarily attributable to:

- An increase in selling, general & administration expenses of €12.1 million, excluding Ocean costs of €10.1million,
- Depreciation of €8.4 million.

Net Interest

Interest income of €3.6 million in Q1-Q3 2001 decreased from €13 million in Q1-Q3 2000 as a result of the reduction in the level of investments in restricted investment securities. Interest expense was €74.1 million in Q1-Q3 2001 compared to €68.4 million in Q1-Q3 2000 reflecting the increase in the level of debt due to BT, which was used primarily to fund the acquisition of Ocean in May 2001.

Profit/(loss) for the Financial Period

Profit for the financial period increased to €525.1 million in Q1-Q3 2001 due principally to the profit on the sale of the associated undertaking, Digifone, of €711.8 million. Excluding this profit, a loss of €186.8 million was incurred in Q1-Q3 2001. This is up from a loss of €146.9 million for the financial period in Q1-Q3 2000. This primarily reflects the increase in operating losses due to the impact of Ocean, the increased depreciation and amortisation charge in Q1-Q3 2001, an increase in net interest payable offset by a fluctuation from a foreign exchange loss of €7 million in Q1-Q3 2000 to a gain of €0.7 million in Q1-Q3 2001.

LIQUIDITY AND CAPITAL RESOURCES

As at 31 December 2001, Esat had €53.5 million (€53.1 million at 31 March 2001) of free cash and cash equivalents together with restricted investment securities of nil (€20.6 million at 31 March 2001) .

Following the sale of Digifone and under the terms of the indentures governing the outstanding Notes, Esat was required to offer to repurchase (the "Offer") all of its outstanding Notes with the proceeds from the sale of Digifone. The offer to repurchase all outstanding Notes expired on 2 October 2001. Only €16,000 of bonds were redeemed. Proceeds on the sale of Digifone of USD 686.28 million (€760.7) million were invested in US Government securities for the period 29 August 2001 to 3 October 2001 in accordance with the indentures.

Total borrowings outstanding at 31 December 2001 amounted to €657.2 million (€922.8 million at 31 March 2001), which comprises:

	31 December 2001 € million	31 March 2001 € million
Notes Payable	575.8	572.0
Amounts due to BT	74.4	339.5
Overdraft/Finance Leases	7.0	11.3

On 28 April 2000, the Group received €264.5 million (IR£208.3 million) in funding in the form of a loan from BT (through a wholly owned subsidiary BT (Netherlands) Investments BV). At various dates since 28 April 2000, BT has advanced additional amounts to the Group, including €304.74 million (IR£240 million) in the form of a Promissory Note to fund the acquisition of Ocean Communications Limited ("Ocean"), a fellow subsidiary of BT engaged in the provision of telecommunications services in May 2001. Interest is payable on the total balance at an interest rate of EURIBOR plus 1.225%. The BT funding facility expires on June 21, 2004.

On 3 October 2001 €733.9 million (IR£578 million) of outstanding loans with BT, including accrued interest and the above mentioned Promissory Notes, were settled using proceeds from the sale of Digifone and the remaining amount from the sale was invested locally with third parties. The balance due to BT at 31 December is made up principally of loans due from Ocean to BT, which came into the Esat group balances when Ocean was acquired by Esat.

Esat's capital expenditure was €46.5 million for the nine-month period ended 31 December 2001. Management estimates that the total capital expenditure requirements for Esat's existing operations will be approximately €67.8 million for the year ended 31 March 2002. Additional funds will be required to fund the Group's operations and working capital requirements. Funds from BT are expected to be sufficient to cover the Group's present cashflow requirements for capital expenditure, operations and working capital.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	3 Months ended 31 December (Unaudited)			
	Continuing Operations			
		Acquisitions		
	2001	2001	**2001**	**2000**
	€'000	€'000	€'000	€'000
Turnover	56,730	6,826	63,556	52,500
Cost of sales	(38,834)	(6,221)	(45,055)	(33,399)
Gross profit	17,896	605	18,501	19,101
Selling, general and administrative expenses	(28,657)	(3,241)	(31,898)	(25,641)
Depreciation and amortisation	(22,434)	(11,825)	(34,259)	(21,394)
Group operating loss	(33,195)	(14,461)	(47,656)	(27,934)
Share of operating loss of associate undertaking	-	-	-	(4,730)
Group operating loss incl. associate undertaking	(33,195)	(14,461)	(47,656)	(32,664)
Interest income			145	6,369
Net foreign exchange (loss)/gain			(5,522)	20,867
Interest payable and similar charges			(21,478)	(21,227)
Share of interest payable of associate undertaking			-	(2,378)
Loss on ordinary activities before taxation			(74,511)	(29,033)
Taxation			7	(38)
Loss for the financial period after taxation			(74,504)	(29,071)
Equity minority interests			(81)	(140)
Loss for the financial period			(74,585)	(29,211)
Profit and loss account at beginning of period			(1,697)	(510,572)
Profit and loss account at end of period			(76,282)	(539,783)
Basic and diluted loss per Ordinary share (€)			(1.61)	(0.63)
Weighted average number of Ordinary Shares			46,262,906	46,262,906

The accompanying notes are an integral part of this summary financial information.
The "acquisitions" column relates to the business of Ocean, which was acquired on 10 May 2001.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	9 Months ended 31 December (Unaudited)			
	Continuing Operations			
		Acquisitions		
	2001	2001	**2001**	**2000**
	€'000	€'000	€'000	€'000
Turnover	172,060	21,303	193,363	145,792
Cost of sales	(120,883	(14,437)	(135,320)	(93,837)
Gross profit	51,177	6,866	58,043	51,955
Selling, general and administrative expenses	(79,160)	(10,097)	(89,257)	(67,102)
Depreciation and amortisation	(66,843)	(30,160)	(97,003)	(58,400)
Exceptional Item	-	-	-	(3,650)
Group operating loss	(94,826)	(33,391)	(128,217)	(77,197)
Share of operating profit of associate undertaking	15,956	-	15,956	136
Gain on disposal of investment in associate undertaking	711,834	-	711,834	-
Group operating profit/(loss) incl. associate undertaking	632,964	(33,391)	599,573	(77,061)
Interest income			3,579	13,022
Net foreign exchange gain / (loss)			729	(6,792)
Interest payable and similar charges			(74,095)	(68,372)
Share of interest payable of associate undertaking			(4,558)	(6,997)
Profit/(loss) on ordinary activities before taxation			525,228	(146,200)
Taxation			3	(192)
Profit/(loss) for the financial period after taxation			525,231	(146,392)
Equity minority interests			(174)	(589)
Profit/(loss) for the financial period			525,057	(146,981)
Profit and loss account at beginning of period			(601,339)	(392,802)
Profit and loss account at end of period			(76,282)	(539,783)
Basic and diluted profit/(loss) per Ordinary share (IR£)	(€)		11.35	(3.18)
Weighted average number of Ordinary Shares			46,262,906	46,258,053

The accompanying notes are an integral part of this summary financial information.
The "acquisitions" column relates to the business of Ocean, which was acquired on 10 May 2001.

CONSOLIDATED BALANCE SHEETS

	31 December 2001 €'000 *(Unaudited)*	31 March 2001 €'000 *(Audited)*
Fixed assets		
Intangible assets	468,143	164,056
Tangible assets	353,055	278,098
Financial assets – investment in associate undertaking	-	50,602
– other investments (restricted investment securities)	-	20,553
	821,198	513,309
Current assets		
Stock	3,584	3,637
Debtors	144,336	161,765
Cash at bank and in hand	53,472	53,119
	201,392	218,521
Total assets	1,022,590	731,830
Capital and reserves		
Called up share capital	588	588
Share premium account	241,524	241,524
Options compensation reserve	3,830	3,830
Merger reserve	353	353
Profit and loss account	(76,282)	(601,339)
Equity shareholders' funds / (deficit)	170,013	(355,044)
Minority interest	1,333	2,108
Creditors (amounts falling due after more than one year)	663,520	924,987
Creditors (amounts falling due within one year)	187,724	159,779
Total liabilities	1,022,590	731,830

The accompanying notes are an integral part of this summary financial information.

CONSOLIDATED CASH FLOW STATMENTS

	9 Months ended 31 December 2001 *(Unaudited)* €'000	9 Months ended 31 December 2000 *(Unaudited)* €'000
Net cash outflow from operating activities	(12,036)	(67,960)
Returns on investments and servicing of finance	(70,705)	(44,753)
Taxation paid	-	-
Capital expenditure and financial investment	714,036	(41,866)
Acquisitions	(294,556)	-
Net cash inflow/(outflow) before financing	336,739	(154,579)
Cash (outflow)/inflow from financing activities	(336,386)	122,228
Increase/ (decrease) in cash in the period	353	(32,351)

The accompanying notes are an integral part of this summary financial information.

NOTES TO THE FINANCIAL STATEMENTS

1 Group financial statements

Esat Group Limited (also referred to as "Esat", the "Company", the "Group" in this report) changed its financial year to 31 March in line with its ultimate parent undertaking, British Telecommunications plc (also referred to as "BT", "BT plc" in this report), which acquired Esat in March 2000. As part of a wider BT group restructuring, BT Group plc became the ultimate parent undertaking in November 2001. The Group's first financial period with a 31 March year-end was the 15 month period ended 31 March 2001.

The financial results of the holding company, its subsidiary undertakings and the Group's share of profits/(losses) of its associate undertaking are incorporated in the Group financial statements. The results of Ocean Communications Limited ("Ocean") have been incorporated from 10 May 2001, the date of its acquisition by Esat. Ocean was acquired for €304.74 million (IR£240 million) from a subsidiary of BT plc. Ocean had net liabilities at the time of acquisition of €31.24 million (IR£24.6 million) which gave rise to goodwill of €335.97 million (IR£264.6 million) which is being written off over 10 years.

Acquisitions in previous periods have been reflected in continuing operations.

On 29 August 2001 Esat disposed of its 49.5% shareholding in Esat Digifone Limited ("Digifone") to BT for a cash consideration of USD686.28 million (€760.71 million). There is no taxation charge attributable to this disposal. The financial statements as presented include Esat's share of profits in Digifone up to the date of disposal.

The comparative financial statements have been restated for consistency of classifications adopted in the period ended 31 December 2001.

The accounting policies used in the period are consistent with those used in the preparation of the consolidated financial statements for the Group for the 15 month period ended 31 March 2001.

2 Financial position and basis of accounting

These financial statements have been prepared on a going concern basis which contemplates the continuation and expansion of trading activities of Esat Group Limited and its subsidiaries, as well as the realisation of assets and liquidation of liabilities in the ordinary course of business. Costs associated with establishing the infrastructure required for the development of a telephone network and for the expansion of its telecommunications customer base have contributed to the Group's negative cashflows and operating losses.

The Group has continued to expand and develop its customer base to establish itself as a viable telecommunications business. In common with many companies in the telecommunications sector in their early growth phase, the Group has incurred operating losses in the period under review. As a result of the gain on the sale of the investment in Digifone, the company no longer has a deficiency of capital at the end of the period. A deficiency remains on the profit and loss account €(76.3) million at December 31, 2001 compared to a deficiency of €(601.3) million at March 31, 2001.

The Group is dependent on the ongoing financial support of its ultimate parent undertaking, BT, which the directors believe will continue.

The directors believe that the Group will develop its activities and generate cash in line with the business plan and accordingly consider it appropriate to prepare the financial statements of the Group on a going concern basis.

NOTES TO FINANCIAL STATEMENTS - continued

3 Segmental analysis

The Group categorises its activities into two segments, switched and non-switched. Switched comprises the activities of the Group's business and customer voice divisions and non-switched primarily comprises the activities of the Group's data, internet and systems integration divisions. Turnover (which represents gross billings) and operating loss for the Group were as follows:

Three months ended 31 December 2001 and 2000

Turnover

	3 months ended 31 December *(Unaudited)*	
	2001	2000
	€'000	€'000
Switched	32,992	24,674
Non-switched	30,564	27,826
	63,556	52,500

Over 97% of turnover is derived from telecommunications and related services provided in the Republic of Ireland. The remainder is derived from services provided in the United Kingdom.

Group operating loss including associate undertaking

	3 months ended 31 December *(Unaudited)*	
	2001	2000
	€'000	€'000
Switched	(14,463)	(11,613)
Non switched	1,066	5,073
Share of operating loss of associate undertaking	-	(4,730)
Less: Depreciation and amortisation	(34,259)	(21,394)
Group operating loss including associate undertaking	(47,656)	(32,664)

NOTES TO FINANCIAL STATEMENTS - continued

Nine months ended 31 December 2001 and 2000

Turnover

	9 months ended 31 December (Unaudited)	
	2001	2000
	€'000	€'000
Switched	99,490	66,258
Non-switched	93,873	79,534
	193,363	145,792

Over 97% of turnover is derived from telecommunications and related services provided in the Republic of Ireland. The remainder is derived from services provided in the United Kingdom.

Group operating profit / (loss) including associate undertaking

	9 months ended 31 December (Unaudited)	
	2001	2000
	€'000	€'000
Switched	(34,630)	(29,948)
Non switched	3,416	14,801
Unallocated costs - exceptional costs	-	(3,650)
Share of operating profit of associate undertaking	15,956	136
Gain on disposal of associate undertaking	711,834	-
Less: Depreciation and amortisation	(97,003)	(58,400)
Group operating profit / (loss) including associate undertaking	599,573	(77,061)

Esat's products and services are delivered via Esat's local and national networks and, accordingly segmental information for total assets, depreciation and amortisation is not meaningful.

4 Net loss per share

There are no differences for the periods presented between basic loss per ordinary share and diluted loss per ordinary share as warrants and share options have been excluded from the computation as there were no outstanding warrants or options in the quarter ended and the nine month period ended 31 December 2001 or in the quarter ended and the nine month period ended 31 December 2000.

NOTES TO FINANCIAL STATEMENTS - continued

5 Investments in financial assets

Esat Digifone

Summary Profit and loss account information for three months ended 31 December 2001 and 2000
(Prepared under Irish GAAP)

	3 months ended 31 December (Unaudited)	
	2001	2000
	€'000	€'000
Turnover	-	130,942
Operating Expenses	-	(137,339)
Operating profit	-	(6,397)
Profit / (loss) retained in period	-	(11,909)

No results for Esat Digifone are included for this 3-month period, as Esat Digifone was sold to BT on 29 August 2001

Summary Profit and loss account information for nine months ended 31 December 2001 and 2000
(Prepared under Irish GAAP)

	9 months ended 31 December (Unaudited)	
	2001	2000
	€'000	€'000
Turnover	255,851	366,403
Operating Expenses	(219,534)	(358,072)
Operating profit	36,317	8,331
Profit retained in period	27,108	(6,549)

The results for Esat Digifone for the 9 month period ended December 31, 2001 are included for the period from 1 April 2001 to 29 August 2001, the date of disposal of Esat Digifone to BT.

6 Pro-forma summary financial information

The following pro-forma financial information has been prepared under Irish GAAP and gives effect to the acquisition of Ocean as if it had occurred at the start of the comparative period.

NOTES TO FINANCIAL STATEMENTS - continued

9 months ended 31 December 2001

	Esat Group (as reported) €'000	Esat Group/Ocean Combined Total €'000
Turnover	193,363	199,540
Net profit after tax	525,231	519,434
Net profit per share (€)	11.35	11.23

9 months ended 31 December 2000

	Esat Group (as reported) €'000	Esat Group/Ocean Combined Total €'000
Turnover	145,792	173,231
Net loss after tax	(146,392)	(177,374)
Net loss per share (€)	(3.18)	(3.83)

7 Differences between Irish and US accounting principles

The consolidated financial statements presented herein have been prepared in accordance with Irish GAAP. Such principles vary in certain respect from accounting principles generally accepted in the United States of America ("US GAAP").

The following table summarises the significant adjustments to "income / (loss) to financial period" and "shareholders' deficit" which would result from the application of US GAAP instead of Irish GAAP.

Details of the Group's adjustments from Irish GAAP to US GAAP are set out on pages F-47 to F-53 of the Group's annual report on Form 20-F for the period ended 31 March 2001.

	3 Months ended 31 December *(Unaudited)*		9 Months ended 31 December *(Unaudited)*	
Income / (loss) for financial period	2001 €'000	2000 €'000	2001 €'000	2000 €'000
Income / (Loss) for the financial period (Irish GAAP)	(74,585)	(29,211)	525,057	(146,981)
Investment in associated undertaking	-	(2,178)	(27)	(8,606)
Gain on disposal of investment in associated undertaking	-	-	(711,834)	-
Amortisation of debt discount attributable to warrants	(132)	(147)	(397)	(417)
Deferred gain on sale-leaseback	33	33	99	99
Contingent consideration	-	(68)	-	(599)
Amortisation of goodwill	5,897	(2,356)	14,119	(6,985)
Effective pooling of interests	-	(7,060)	(2,622)	(30,982)
Loss for financial period (US GAAP)	(68,787)	(40,987)	(175,605)	(194,471)
Presentation of earnings per share under US GAAP:				
Basic and diluted earnings per share (€)	(1.49)	(0.89)	(3.80)	(4.20)
Weighted average shares outstanding	46,262,906	46,262,906	46,262,906	46,258,053

NOTES TO FINANCIAL STATEMENTS - continued

Shareholders' funds / (deficit)	31 December 2001 €'000	31 March 2001 €'000
Shareholders' funds / (deficit) (Irish GAAP)	170,013	(355,044)
Investment in associated undertaking	(9,115)	(9,089)
Capitalisation of warrants	3,555	3,555
Amortisation of debt discount attributable to warrants	(1,865)	(1,468)
Deferred gain on sale and leaseback	(2,859)	(2,958)
Goodwill	17,050	382
Share compensation	(66,764)	(66,764)
Effective pooling of interests	(35,720)	(42,181)
Shareholders' funds / (deficit) (US GAAP)	74,294	(473,567)

Gain on Disposal of Investment in Associate Undertaking

On 29 August 2001, Esat sold its 49.5% interest in Digifone to BT for USD686.28 million (€760.71) million. Under Irish GAAP, the transaction was recorded as a sale and Esat recognised a gain in the amount of €711.8 million. Under US GAAP, the difference between the proceeds received in the transaction and the carrying value of the investment is recognised as a capital contribution from the Company's parent.

Effective Pooling of Interests

On 10 May 2001, Esat purchased Ocean from a subsidiary of BT for €304.74 million (IR£240.0 million). Ocean had net liabilities at the time of acquisition of €31.24 million. Under Irish GAAP, the transaction was accounted for as a purchase and Esat recorded goodwill of €335.97 million, which is being written off over 10 years.

Under US GAAP, the acquisition is deemed to be the transfer of assets between entities under common control and the transaction is accounted for similarly to a "pooling of interests." The assets and liabilities are recorded at BT's carrying value and the excess purchase price is reflected as return of capital to BT. The push-down of goodwill and related amortisation on BT's original acquisition of Ocean has been reflected in "Effective pooling of interests".

8 Post Balance Sheet Events

Redemption of 12.5% Senior Deferred Coupon Notes 2007 ("2007 Notes")
These Notes were redeemed on 1 February 2002 in accordance with section 3.07 of the indentures governing the Notes.

9 Contingencies

Labyrinth Limited
On 13 July 2001, an irrevocable option was exercised by the minority shareholders in Labyrinth Limited to sell their remaining 46% shareholding to Esat. A final value has not yet been attributed to these shares. Esat offered €2.9 million (IR£2.3 million) to the shareholders in August 2001, but this offer has

NOTES TO FINANCIAL STATEMENTS - continued

been rejected by the minority shareholders who are claiming that they should be paid €12.32 million (IR£9.7 million). Esat has accrued €2.9 million (IR£2.3 million) in respect of this.

Other

The Group from time to time, is party to various legal proceedings. It is the opinion of the Directors that losses, if any, arising in connection with these matters will have no material adverse impact on the financial position of the Group.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative Disclosure of Market Risk.

The principal market risks (*i.e.* risk of loss arising from adverse changes in market rates and prices) to which the Group is exposed are foreign exchange rate changes generating translation and transactional gains and losses on the non-Irish pound denominated debt instruments, forward contracts and government obligations.

The Group uses derivative financial instruments solely to hedge part of the exposure to these market risks and the Group does not enter into these instruments for trading or speculative purposes.

Interest Rate Risk

The Group's restricted investment securities are represented by U.S. and French government obligations which are held to maturity. The outstanding Notes Payable are denominated in dollars and Euros and bear interest at fixed rates. Interest on the loan from BT plc is calculated at an interest rate attached to EURIBOR.

Foreign Currency Exchange Risk

The Group's primary foreign currency exchange risk relates to movements in rates between the US dollar and the Euro. At 31 December 2001, the Group had cash deposits, short term investment securities and fixed rate debt instruments denominated in US dollars. In order to reduce the foreign currency exchange risk the Group entered into certain derivative instruments to reduce its exposure to adverse changes in exchange rates. These instruments were closed on 23 January 2002 to part settle the redemption of the 2007 bonds.

Quantitative Disclosure of Market Risk

The analysis below presents the sensitivity of the market value, or fair value, of the financial instruments to selected changes in market rates and prices. The changes chosen represent the Group's view of changes that are reasonable over a one year period. The estimated fair value of the dollar denominated fixed rate Notes Payable is based on discounting the future cash flows to net present values using appropriate market interest rates prevailing at 31 December 2001. The estimated fair value of the foreign exchange forward contracts is based on quotations of period end exchange rates.

The hypothetical changes in fair value are estimated based on the same methodology used by the third party financial institutions to calculate the fair value of the original instruments, keeping all variables constant except the relevant exchange rate, as the case may be, has been adjusted to reflect the hypothetical change. Fair value estimates by their nature are subjective and involve uncertainties and matters of significant judgment and therefore cannot be determined precisely.

Foreign Currency Exchange Risk

The sensitivity analysis below represents the hypothetical change in fair value based on an immediate 10% movement in the dollar to pound exchange rate.

	Fair value at 31 December 2001	**Fair value change +10% Movement in foreign Exchange rate**	**Fair value change - 10% movement in foreign exchange rate**
	(€'000)	**(€'000)**	**(€'000)**
Dollar denominated long term debt	449,800	40.9	(50)

Foreign currency contracts outstanding at 31 December 2001 were closed out on 23rd January 2002, for a total consideration of €48.46 million, yielding a gain of €17.02 million

The hypothetical change in fair value for the dollar denominated cash, investments and high yield debt is calculated by retranslating to Euro, the dollar denominated long term debt at a rate 10% above and below the Euro / dollar exchange rate prevailing at the relevant period end.

Interest Rate Risk

The use of floating rate loans from BT plc means that the Group's results and net assets are sensitive to changes in short term EURIBOR interest rates. A one percentage point increase in interest rates in the 3 month period ended 31 December 2001 would have increased the interest expense in that period by €0.12 million; a one percentage point decrease in interest rates in the same period would have decreased the interest rate expense by €0.12 million.

The movement in fair value debt will not result in any immediate change to the Group's financial statements since fair values are not recognized in the Group's balance sheet.

PART 2
OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Esat is involved in a variety of regulatory matters and regulatory proceedings. Please see the information contained in the Form 20-F, the annual report for the fiscal year ended 31 March 2001, in the section entitled "Item 4 Information on the Company – Business Overview - Regulation" for more detailed information. Esat is also a party to routine filings and customary proceedings relating to its operations.

In November 2001, legal proceedings were instigated by the minority shareholders in Labyrinth Limited seeking judgement for the €12.3 million (IR£9.7 million) they are claiming in respect of the sale to Esat of their remaining 46% shareholding in Labyrinth Limited (see Note 9 to Financial Statements).

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

Under the terms of the indentures of the 11 7/8% Senior Notes due 2008 and 11 7/8% Senior Notes due 2009, the Company is required to file quarterly reports with the U.S. Securities and Exchange Commission. The Company has filed all quarterly reports, with the exception of the quarters ended March 2000, July 2000 and September 2000, which has put the Company in default under the indentures. The Trustee has been made aware of this matter as required by the indentures.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

ITEM 5. OTHER INFORMATION

Not applicable.

ITEM 6. EXHIBITS AND REPORT ON FORM 6-K

Exhibits 3.1 to 4.4 inclusive, as listed below, have been filed as exhibits to Esat's Form 20-F, the annual report for the fiscal year ended 31 March 2001. Exhibit 10.1 and 10.2 have been filed with the form 6-K filing for the period ended 30 June 2001.

3.1 Memorandum and Articles of Association, as amended.

4.1 Indenture relating to €175 million 11 7/8% Senior Notes due 2009, dated October 27, 1999 between Esat Telecom Group PLC, as issuer and HSBC Bank, as trustee.

4.2 Indenture relating to $160 million 11 7/8% Senior Notes due 2008, dated November 30, 1998 between Esat Telecom Group PLC, as issuer and Marine Midland Bank, as trustee.

4.3 Indenture relating to $58 million Senior Deferred Coupon Notes due 2007, dated August 19, 1997 between Esat Telecom Group PLC, as issuer and Marine Midland Bank, as trustee.

4.4 Indenture relating to $157 million Senior Deferred Coupon Notes due 2007, dated January 24, 1997 between Esat Holdings Limited, as issuer and Marine Midland Bank, as trustee.

10.1 Agreement between BT Netherlands Investments BV and Esat Group Limited for the Sale and Purchase of Whitestream and Ocean Shares dated 10 May 2001.

10.2 Promissory Note from Esat Group Limited to BT Netherlands Investments BV dated 10 May 2001.

Since the filing of Esat's quarterly report for the period ended June 30, 2001, Esat has filed with the Securities and Exchange Commission the following current reports on Form 6-K:

1. Current Report on From 6-K filed on November 5, 2001, relating to Esat's offer to purchase its outstanding 12 ½% Senior Deferred Coupon Notes due 2007, its outstanding 11 7/8% Senior Notes due 2008 and its outstanding 11 7/8% Senior Notes due 2009.

2. Current Report on Form 6-K filed on December 20, 2001, relating to Esat's optional redemption of all its outstanding 12 ½% Senior Deferred Coupon Notes due 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ESAT GROUP LIMITED

By: [signature]

Name: LES WINNISTER
Title: Director

Dated: 2 May 2002